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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

RDO EQUIPMENT CO.
(Name of Subject Company (Issuer))

RDO TENDER CO.
RDO HOLDINGS CO.
RONALD D. OFFUTT
BETTY LOU AND LARRY SCOTT
ALLAN F. KNOLL
(Name of Person(s) Filing Statement (Offerors))

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

749413 10 0
(CUSIP Number of Class of Securities)

Allan F. Knoll
Treasurer
RDO Tender Co.
2829 University Drive South
Fargo, North Dakota 58103
Tel.: (701) 239-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Copy to:
Thomas R. Marek, Esq.
Bruce A. Machmeier, Esq.
Oppenheimer Wolff & Donnelly LLP
Plaza VII Building, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.:(612) 607-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$29,053,567	$2,351

*
Estimated for purposes of calculating the filing fee only, this calculation assumes (i) the purchase of shares of Class A Common Stock of RDO Equipment Co. at the tender offer price of $6.01 per share, (ii) 4,363,855 shares outstanding (excluding shares already owned by RDO Tender Co, RDO Holdings Co., Ronald D. Offutt and Mr. and Mrs. Scott) as of March 31, 2003 and (iii) the exercise of up to 470,349 options to purchase shares, on or prior to the expected consummation of the tender offer.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory Number #11 for Fiscal Year 2003, equals $80.90 per million.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.
Amount Previously Paid:	$2,351	Filing Party:	RDO Tender Co, RDO Holdings Co., Ronald D. Offutt and Betty Lou and Larry Scott
Form or Registration No:	Schedule TO	Date Filed:	April 28, 2003
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
Ronald D. Offutt

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

		8	Shared Voting Power
0

		9	Sole Dispositive Power
8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
8,125,884 (includes 7,450,492 shares of Class B Common Stock which are convertible into 7,450,492 shares of Class A Common Stock)

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Betty Lou and Larry Scott and Allan F. Knoll. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11)
63.5%

14	Type of Reporting Person
IN

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
RDO Holdings Co.

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
North Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll. No shares are held by RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11)
0.0%

14	Type of Reporting Person
CO

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
RDO Tender Co.

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
0

		8	Shared Voting Power
0

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
0

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll. No shares are held by RDO Holdings Co.

13	Percent of Class Represented by Amount in Row (11)
0.0%

14	Type of Reporting Person
CO

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
Betty Lou Scott

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
97,784

		8	Shared Voting Power
0

		9	Sole Dispositive Power
97,784

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
97,784

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Ronald D. Offutt, Betty Lou Scott's spouse, Larry Scott, and Allan F. Knoll. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11)
Less than one percent

14	Type of Reporting Person
IN

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
Larry Scott

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
215,777

		8	Shared Voting Power
0

		9	Sole Dispositive Power
215,777

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
215,777

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Ronald D. Offutt, Larry Scott's spouse, Betty Lou Scott, and Allan F. Knoll. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11)
1.7%

14	Type of Reporting Person
IN

CUSIP No.            749413 10 0

1	Name of Reporting Persons and S.S. or I.R.S. Identification No. of Above Persons
Allan F. Knoll

2	Check the Appropriate Box if a Member of a Group	(a)	☐
		(b)	☒

3	SEC Use Only

4	Source of Funds
BK

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		7	Sole Voting Power
674,670

		8	Shared Voting Power
0

		9	Sole Dispositive Power
674,670

		10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
674,670

12	Check Box if the Aggregate amount in Row (11) Excludes Certain Shares ☒
*Excludes shares held by Ronald D. Offutt, Betty Lou and Larry Scott. No shares are held by RDO Holdings Co. and RDO Tender Co.

13	Percent of Class Represented by Amount in Row (11)
5.3%

14	Type of Reporting Person
IN

        This Amendment No. 1 (this "Amendment") hereby amends and supplements a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Original Schedule TO" and together with any amendments thereto, this "Schedule TO") originally filed with the Securities and Exchange Commission (the "SEC") on April 28, 2003 by RDO Holdings Co., a North Dakota corporation ("RDO Holdings"), RDO Tender Co., a Delaware corporation and wholly owned subsidiary of RDO Holdings ("RDO Tender"), Ronald D. Offutt and Betty Lou and Larry Scott. RDO Holdings is owned by Ronald D. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of RDO Equipment Co. ("RDOE"), and Mr. Offutt's sister, Betty Lou Scott and her spouse, Larry Scott. This Schedule TO relates to the offer by RDO Tender to purchase all the outstanding shares of Class A common stock, par value $.01 per share (the "Class A Shares"), of RDOE that RDO Tender, RDO Holdings, Mr. Offutt and Mr. and Mrs. Scott do not currently own (the "Shares"), at an offer price of $6.01 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003 (together with any amendments or supplements thereto, the "Offer to Purchase"), and the related Letter of Transmittal, copies of which were previously filed as Exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively, to the Original Schedule TO (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This Schedule TO also serves as a Schedule 13D for Ronald D. Offutt, RDO Holdings, RDO Tender, Betty Lou and Larry Scott and Allan F. Knoll, as a group.

        Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13e-3 and Schedule 13D that is not included or covered by the items in Schedule TO.

        All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Original Schedule TO and the Offer to Purchase.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        Item 3(a) is hereby amended and supplemented as follows:

        (a)   Name and Address. Each of RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll is the filing person. Each person specified in Instruction C to Schedule TO is named on Schedule A to the Offer to Purchase, which Schedule A is incorporated herein by reference. The information contained in "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll" of the Offer to Purchase is incorporated herein by reference.

ITEM 12.    EXHIBITS

        Item 12(a)(1) is hereby amended and supplemented as follows:

        The Offer to Purchase previously filed as Exhibit 99(a)(1)(i) to the Original Schedule TO is hereby amended and supplemented as follows:

        1.     The Offer to Purchase is hereby amended and supplemented to change all references to "RDO Tender, RDO Holdings and their affiliates" to "RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll" and to make all grammatical changes in connection therewith as the context requires.

        2.     The Offer to Purchase is hereby amended and supplemented to change all references to "RDO Tender, RDO Holdings, Ronald D. Offutt and Betty Lou and Larry Scott" to "RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll" and to change all references to "RDO Tender, RDO Holdings, Mr. Offutt and Mr. and Mrs. Scott" to "RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll" and to make all grammatical changes in connection therewith as the context requires.

        3.     The Offer to Purchase is hereby amended and supplemented to change all references to the Shares being sought in the Offer from "all outstanding shares of the Class A common stock of RDOE (the "Class A Shares") other than Class A Shares owned by RDO Tender, RDO Holdings or their affiliates" or comparable terminology to "all outstanding shares of the Class A common stock of RDOE (the "Class A Shares") other than Class A Shares owned by RDO Tender, RDO Holdings, Ronald D. Offutt or Betty Lou or Larry Scott" and to make all grammatical changes in connection therewith as the context requires.

        4.     The Offer to Purchase is hereby amended and supplemented to change all references to the Special Committee unanimously determining that the Offer is "fair to the RDOE stockholders being asked to tender their Class A Shares" or comparable terminology to the Special Committee unanimously determining that the Offer is "fair to the RDOE stockholders that are not affiliated with RDO Tender, RDO Holdings and their affiliates" and to make all grammatical changes in connection therewith as the context requires.

        5.     The second paragraph on page 12 under the heading "Special Factors—Background of the Offer—Development of the Offer" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

          "Starting in June 2001, the RDOE Board began to examine strategic alternatives for RDOE, such as a business acquisition or combination involving RDOE and various other equipment businesses, divesting one or more of RDOE's businesses, a strategic partnering arrangement or joint venture involving RDOE, Mr. Offutt or an employee stock ownership plan taking RDOE private or the continuation of Mr. Offutt's ownership interest in RDOE at current levels. Such topics were periodically revisited at RDOE Board meetings until November 2002. Each time such discussions arose, RDOE's management decided to continue with RDOE's current business plan for several reasons, including: (1) challenges in finding appropriate and complementary businesses for RDOE to acquire; (2) challenges in finding a qualified purchaser for one or more of RDOE's businesses that RDOE would consider selling; (3) challenges in accessing available capital to fund acquisitions, divestitures or a going private transaction; and (4) risks and uncertainties involved in acquiring additional businesses or selling existing businesses."

        6.     The third paragraph on page 12 under the heading "Special Factors—Background of the Offer—Development of the Offer" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

          "On September 16, 2002, Freeman Spogli & Co., a private equity investment firm founded by RDOE director and Special Committee member Bradford M. Freeman ("Freeman Spogli"), sent a written overview to RDOE's management regarding the hypothetical economics of a potential management led buyout of RDOE. Freeman Spogli has experience in investing and partnering with management in middle-market companies. Since its founding in 1983, Freeman Spogli has invested approximately $1.9 billion in 34 portfolio companies. Freeman Spogli's nine principals have an average of over 20 years of relevant experience and possess a broad range of transactional, financial and investment skills. RDOE's management did not impose any limitations on the preparation of the overview by Freeman Spogli. Freeman Spogli was not paid to prepare or present the overview. Freeman Spogli's overview to management is attached hereto as Exhibit 99(c) and will be made available for inspection and copying at the principal offices of RDOE during its regular business hours by any interested equity holder of RDOE or such equity security holder's representative who has been so designated in writing.

          The Freeman Spogli overview to management included a review of historical trading data for RDOE's Class A Shares and compared similar data of stocks of other companies in RDOE's industry group and major stock indices. The Freeman Spogli materials described general hypothetical benefits of undertaking a management buyout, including: (1) based solely upon the fact that RDOE's Class A Shares were trading below the tangible net book value per share at the time of the overview, Freeman Spogli believed the public markets undervalued RDOE's business, making the potential purchase price for a buyout attractive, (2) RDOE's management could focus on returning the business to historical profitability outside the public company context, which is expensive and places too much emphasis on short term quarterly results, (3) a management buyout could be completed with modest cash equity investment in light of the limited public float, and (4) RDOE could have the ability to re-access the public markets during more favorable industry and market conditions.

          The Freeman Spogli materials also described general hypothetical concerns and risks of a management buyout, including: (1) the then current bank market was unfavorable limiting the price the management group could have paid to acquire RDOE, (2) increased leverage, which reduces the cushion RDOE has with respect to financial and operating under-performance, (3) a tender offer for the public float may not be successful and if it were successful, could result in stockholder challenges to the fairness of the tender offer, and (4) in the then current bank market, a successful going private transaction would have required all non-public equity interests to be converted into equity interests in the resulting private company.

          The materials described a potential management buyout assuming, among other things, a hypothetical purchase price of $6.60 per share, a hypothetical enterprise value of $92 million, the conversion of all management and other insider equity into equity of the acquiring entity and the incurrence of $36.5 million in senior debt to finance the transaction. The hypothetical purchase price of $6.60 per share was based upon Freeman Spogli's estimate of the maximum amount a bank would be willing to lend RDOE's management to finance such a transaction given RDOE's financial projections and the banking market at the time of the overview. Freeman Spogli did not undertake an analysis of the value of RDOE or the Class A Shares.

          The presentation concluded that: (1) based solely upon the fact that RDOE's Class A Shares were trading below tangible net book value per share at the time of the overview, Freeman Spogli believed that RDOE was undervalued by the public markets, (2) a going private transaction could be an attractive alternative for management and insiders from an operating perspective, and (3) the rebound in RDOE's stock price during 2002, coupled with limited borrowing capacity, makes a going private transaction challenging from an execution standpoint.

          After this overview, RDOE's management remained committed to RDOE's current business plan since a management led buyout would have required a substantial portion of cash flow from operations to make payments on acquisition debt, thereby reducing cash flow available for general corporate purposes, including capital expenditures and acquisitions, and reducing the cushion for financial and operating under-performance. Mr. Offutt did not consider the Freeman Spogli presentation at all in making his offer to RDOE since the hypothetical $6.60 per share purchase price stated in the Freeman Spogli materials was based solely upon Freeman Spogli's estimate of the maximum amount a bank would be willing to lend RDOE's management to finance a buy-out and was not at all based on the value of RDOE or the Class A Shares."

        7.     The first full paragraph on page 13 under the heading "Special Factors—Background of the Offer—Development of the Offer" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

          "On November 25 and 26, 2002, the RDOE Board held a regularly scheduled meeting. Once again the RDOE Board considered a number of strategic alternatives, including a business acquisition or combination involving RDOE and various other equipment businesses, divesting one or more of RDOE's businesses, Mr. Offutt or an employee stock ownership plan taking RDOE private or the continuation of Mr. Offutt's ownership interest in RDOE at current levels. At the close of this meeting, the RDOE Board decided to keep all strategic alternatives open by not pursuing any one of these strategic alternatives at that time for reasons including: (1) challenges in finding appropriate and complementary businesses for RDOE to acquire; (2) challenges in finding a qualified purchaser for one or more of RDOE's businesses that RDOE would consider selling; (3) challenges in accessing available capital to fund acquisitions, divestitures or a going private transaction; and (4) risks and uncertainties involved in acquiring additional businesses or selling existing businesses."

        8.     The first full paragraph on page 20 under the heading "Special Factors—Reasons for and Purpose of the Offer and the Merger—Reasons for Undertaking the Offer and the Merger at this Time" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

          "Since the second quarter of fiscal 2000, RDOE's Class A Shares have traded below the total net book value of RDOE. RDOE's total net book value per share and tangible net book value per share as of January 31, 2003 were $7.05 and $5.13, respectively. RDOE's total net book value is the historical cost of all RDOE's assets, tangible and intangible, while RDOE's tangible net book value is the historical cost of only RDOE's tangible assets and thus does not include RDOE's principal intangible asset, goodwill. Although total and tangible net book value per share can serve as indicators of a share's economic worth, RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll do not believe they are determinative. Indeed, it appears the public markets did not believe RDOE's total net book value per share was a relevant indication of the economic value of RDOE's Class A Shares as RDOE's Class A Shares did not trade above total net book value per share since the second quarter of fiscal 2000.

          The low valuation of RDOE's Class A Shares had pressured RDOE's management to focus on increasing stockholder value in the short term and limited their ability to take actions that, although may increase stockholder value in the long term, would probably not be acceptable to public stockholders. For example, RDOE's management considered committing a substantial number of its assets to build a rental fleet but rejected this idea since although it might have been part of a good long-term strategy, it would likely have hurt RDOE's profitability in the short-term. RDOE's management instead decided as part of its focus on restructuring and streamlining its operations during the second half of fiscal 2002 to reduce its assets and liabilities. As another example, RDOE's management considered selling one or more of RDOE's businesses to focus on its core business lines. RDOE's management, however rejected this alternative as it might have been perceived as unduly risky by RDOE's public stockholders due to the challenges in finding a qualified purchaser and the risks and uncertainties involved in selling businesses."

        9.     The second full paragraph on page 20 under the heading "Special Factors—Reasons for and Purpose of the Offer and the Merger—Reasons for Undertaking the Offer and the Merger at this Time" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

          "While RDOE has taken steps to improve operating and cash flow results, its efforts have not resulted in sustained improvement in the market price of RDOE's Class A Shares. Beginning in early fiscal 2002, RDOE began to restructure its operations by narrowing its focus to its core business lines, construction and agricultural equipment. RDOE divested itself of the majority of its heavy-duty truck business, retaining only those stores that were showing significant short-term earnings potential and had generally been profitable through the years. RDOE closed its material handling locations in Grand Island and Lincoln, Nebraska, and North Sioux City, South Dakota. RDOE also streamlined its management structure, reduced costs, assets and inventory and improved operational efficiencies. By the end of November 2002, RDOE's restructuring efforts produced three consecutive quarters of profitability. RDOE reported net income for fiscal 2003 after experiencing two consecutive fiscal years of net losses. Despite RDOE's improved operating results during this time, however, the market price of RDOE's Class A Shares did not trade above $6.01 per share, other than for one day in June 2002.

          RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll believe there are several benefits RDOE's business may realize if RDOE becomes a private company. First, RDOE's management would be better able to focus on RDOE's long-term performance without having to meet the expectations of many public stockholders for short-term results. As a private company, RDOE would have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public market's disfavor."

        10.   The second bullet on page 21 under the heading "Special Factors—Position of RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase is hereby amended and supplemented to add the following sentence at the end:

  "RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll find reasonable and therefore adopt the analyses and conclusion of Houlihan Lokey with respect to the fairness from a financial point of view of the $6.01 per Share cash consideration to be received by the RDOE stockholders (other than RDO Tender, RDO Holdings, Mr. Offutt and Mr. and Mrs. Scott) since they did not conduct their own such financial analyses of the going concern value of RDOE."

        11.   The fifth bullet on page 22 under the heading "Special Factors—Position of RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

  •
  "To the knowledge of RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll, no firm offers by any third party regarding a Merger or other business combination, the sale of all or any substantial part of the assets of RDOE or a purchase of RDOE securities enabling the holder to exercise control of RDOE have been made to RDOE or Mr. Offutt in the last two years, including during the time period since the public announcement of Mr. Offutt's intention to acquire the remaining equity interest in RDOE. In addition, Mr. Offutt has stated that he is not interested in selling all or any portion of his ownership interest in RDOE to a third party or maintaining a controlling interest in RDOE with a new third party owning a minority interest."

        12.   The second full paragraph on page 23 under the heading "Special Factors—Position of RDO Tender, RDO Holdings, Ronald D. Offutt, Betty Lou and Larry Scott and Allan F. Knoll Regarding the Fairness of the Offer and the Merger" in the Offer to Purchase is hereby amended and supplemented in its entirety as follows:

          "In making their fairness determination, RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll also considered as one of the factors but placed limited weight on both RDOE's total net book value per share and tangible net book value per share, which were as of January 31, 2003, $7.05 and $5.13, respectively. Although total and tangible net book value per share can serve as indicators of a share's economic worth, RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll did not believe they are determinative, which is why such values were only one of many factors considered by RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll in their fairness determination. Indeed, it appears that the public markets did not believe RDOE's total net book value per share was a relevant indication of the economic value of RDOE's Class A Shares as RDOE's Class A Shares did not trade above total net book value per share since the second quarter of fiscal 2000. RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll note that the investment community, including research analysts, generally do not use total net book value as a measure for valuing companies in RDOE's industry and noted that Houlihan Lokey, the Special Committee's financial advisor, did not consider RDOE's total net book value to be material in evaluating the value of RDOE since applying this measure in the context of the Offer resulted in lower multiples for comparable public companies. In addition, Houlihan Lokey also recognized that total net book value is not used broadly by companies in the industry for pricing acquisitions."

        13.   The first and second paragraphs on page 25 under the heading "Special Factors—Plans for RDOE After the Offer and Merger" in the Offer to Purchase are hereby amended and supplemented in their entirety to state as follows:

          "It is expected that following the Offer and the Merger, the business and operations of RDOE, as the surviving company in the Merger, will be continued substantially as they are currently being conducted. RDO Holdings will, however, continue to review RDOE's assets, business, operations, properties, policies, corporate structure, dividend policy, capitalization and management and will consider whether any changes would be desirable in light of the circumstances then existing. For example, since RDO Holdings will be a holding company and not engaged in any other business activities, RDO Holdings will likely cause RDOE to make cash dividends to RDO Holdings to assist RDO Holdings in servicing the indebtedness it expects to incur in connection with the Offer and the Merger. It is expected that RDO Holdings will cause RDOE to make a cash dividend to RDO Holdings in August 2003 to permit RDO Holdings to pay all principal and accrued interest that will be due and payable on August 24, 2003 for the $10.0 million note that RDO Holdings expects to draw upon in connection with the funding of the transaction. It is also expected that RDO Holdings will cause RDOE to make subsequent cash dividends to RDO Holdings quarterly beginning in October 2003 in the amount of approximately $871,000 to permit RDO Holdings to make principal and accrued interest payments for the $20.0 million note RDO Holdings expects to draw upon in connection with the funding of the transaction.

          In addition, RDO Holdings may cause RDOE to reincorporate from the state of Delaware to the state of North Dakota. RDO Holdings may also cause RDOE to adopt a phantom stock plan for its employees. However, the decision whether to adopt this plan and if adopted, what the material terms of the plan would be and which RDOE employees would be given the opportunity to participate have not been decided.

          Except as otherwise described in this Offer to Purchase, RDO Holdings at this time has no current plans, proposals or negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger (other than the Merger), reorganization or liquidation involving RDOE or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of RDOE or any of its subsidiaries; (iii) any material change in RDOE's present dividend rate or policy, or indebtedness or capitalization; (iv) any change in the present board of directors or management of RDOE (other than RDO Holdings' intention to appoint a new board of directors comprised of members from affiliated companies of Mr. Offutt); (v) any other material change in RDOE's corporate structure or business; (vi) the acquisition by any person of additional securities of RDOE, or the disposition of securities of RDOE; or (vii) any changes in RDOE's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of RDOE. Notwithstanding the generality of the foregoing, RDO Holdings does not have any current intention to access or cause RDOE to re-access the public markets during more favorable industry or market conditions. Although RDO Holdings deems it unlikely, it reserves the right to change its plans at any time."

        14.   The discussion set forth on page 40 under the heading "The Offer—Section 7. Certain Information Concerning RDOE—Intent to Tender" is hereby amended and supplemented in its entirety to state as follows:

          "Intent to Tender. After making reasonable inquiry, to the knowledge of RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll, all of the executive officers, directors and affiliates of RDOE intend to tender their Shares in the Offer, which, excluding Mr. Offutt, represents (assuming the exercise and tender of vested in-the-money options) approximately 4.4% of the outstanding Class A Shares as of March 31, 2003 (assuming the one-for-one conversion of the Class B Shares held by Mr. Offutt). This amount, together with the shares held by Mr. Offutt and Mr. and Mrs. Scott (including Class A Shares issuable upon exercise of vested options and Class B Shares that will convert to Class A Shares upon consummation of the Offer), represents approximately 68.7% of the outstanding Class A Shares as of March 31, 2003 (assuming the one-for-one conversion of the Class B Shares)."

        15.   The third and fourth paragraphs on page 41 under the heading "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates—General" in the Offer to Purchase are hereby amended and supplemented in their entirety as follows:

          "Mr. Knoll is Secretary of RDOE and therefore is considered an "affiliate" of RDOE. Mr. Knoll also serves as Chief Financial Officer and Secretary of Offutt Co., and serves a director and officer and is a beneficial stockholder of many of the Offutt Entities. Mr. Knoll also serves as Treasurer and a director of RDO Tender and RDO Holdings. Mr. Knoll's business address is 2829 South University Drive, Fargo, North Dakota, 58103. His telephone number is (701) 239-8700. Mr. Knoll beneficially owns 674,670 Class A Shares, including 32,500 Class A Shares issuable upon the exercise of outstanding options and 608,595 Class A Shares that Mr. Knoll has the right to acquire from Mr. Offutt pursuant to an option agreement. In addition, Mr. Knoll's spouse owns 100 Class A Shares, of which shares Mr. Knoll disclaims beneficial ownership.

          Neither RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott nor Mr. Knoll has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott nor Mr. Knoll been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

          Neither RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott nor Mr. Knoll has made any arrangements in connection with the Offer to provide holders of Shares access to corporate files or to obtain counsel or appraisal services at their expense. For discussion of appraisal rights, see "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3.""

        16.   The first and second full paragraphs on page 42 under the heading "The Offer—Section 8. Certain Information Concerning RDO Tender, RDO Holdings and their Affiliates—General" in the Offer to Purchase are hereby amended and supplemented in their entirety as follows:

          "Neither RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott nor Mr. Knoll, nor, to the best of their knowledge, any of the persons listed in Schedule A hereto nor any associate or majority-owned subsidiary of RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott or Mr. Knoll or any of their executive officers or directors, or RDOE or any pension, profit sharing or similar plan of RDOE or its affiliates has effectuated any transactions in the Class A Shares in the past 60 days. In the past two years, neither Mr. Offutt, Mr. and Mrs. Scott nor Mr. Knoll has acquired any securities of RDOE. If all conditions to the Offer are met or waived, immediately prior to the closing of the tender offer, Mr. Offutt and Mr. and Mrs. Scott will transfer all of their outstanding Class A Shares of RDOE to RDO Holdings and Mr. Offutt, who owns all of the outstanding Class B Shares of RDOE, will transfer all of his Class B Shares to RDO Holdings. RDO Holdings will then transfer such shares to RDO Tender. Upon Mr. Offutt's transfer of his Class B Shares, these shares will automatically convert into Class A Shares.

          Except as set forth under "Special Factors," there have been no negotiations, transactions or material contacts during the past two years between RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott or Mr. Knoll, or, to the best of their knowledge, any of the persons listed in Schedule A hereto, on the one hand, and RDOE or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of any class of RDOE's securities, an election of RDOE's directors, or a sale or other transfer of a material amount of assets of RDOE nor to the best knowledge of RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott or Mr. Knoll have there been any negotiations or material contacts concerning these matters between (i) any affiliates of RDOE or (ii) RDOE or any of its affiliates and any person not affiliated with RDOE who would have a direct interest in such matters. Except as set forth in this section or under "Mr. Offutt's Relationships with RDOE," there have been no transactions during the past two years between RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott or Mr. Knoll, on the one hand, and RDOE or any executive officer, director or affiliate of RDOE, on the other hand."

        17.   The discussion on page 45 under the heading "The Offer—Section 9. Merger; Appraisal Rights; Rule 13e-3" in the Offer to Purchase is hereby amended and supplemented in its entirety as follows:

          "Rule 13e-3. Because Mr. Offutt and Mr. Knoll are "affiliates" of RDOE, the transactions contemplated herein constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Merger. RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll have provided such information in this Offer to Purchase."

        18.   The discussion on page 25 under the heading "Special Factors--RDOE Financial Projections" in the Offer to Purchase is hereby amended and supplemented in its entirety to state as follows:

"RDOE Financial Projections

        RDOE does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data, cash flows or balance sheet and financial position information. However, as part of RDOE's ongoing financial planning process, RDOE prepared financial projections, which are not publicly available, of RDOE's results of operations that were provided to RDOE's management and the RDOE Board, in the ordinary course of business. In his capacity as Chairman of the Board and Chief Executive Officer of RDOE, Mr. Offutt received financial projections. Financial projections were also provided to Houlihan Lokey, the Special Committee's financial advisor, in connection with its evaluation of the fairness of the Offer Price, and the bank from which RDO Holdings is obtaining financing in connection with the Offer.

        The following is a summary of the financial projections that were provided to Mr. Offutt, Houlihan Lokey and the bank from which RDO Holdings is obtaining the financing in connection with the Offer.

	Fiscal Year Ended January 31,
	2004	2005	2006	2007
	(in millions, except per share data)
Total revenues	$540.4	$556.3	$573.7	$590.1
Gross profit	98.3	103.4	109.7	113.9
Operating income	13.0	15.2	16.9	18.9
Net income	6.0	7.2	8.4	9.6
Earnings per share	$0.46	$0.55	$0.64	$0.73

        Financial projections were also provided in August 2002 to Freeman Spogli in connection with its analysis of the potential for a management led buyout. These financial projections were more aggressive than the financial projections summarized above since they were prepared in early fiscal 2003 and were based on the assumption that the U.S. economy would experience a significant rebound in late fiscal 2003 or early fiscal 2004. These projections also included continued operations of the

Riverside, California truck dealership operations that were sold in the third quarter of fiscal 2003. The following is a summary of the financial projections that were provided to Freeman Spogli.

	Fiscal Year Ended January 31,
	2004	2005	2006	2007
	(in millions, except per share data)
Total revenues	$575.1	$591.1	$607.7	$624.7
Gross profit	108.4	112.9	116.9	121.1
Operating income	20.4	22.2	23.8	25.5

        The financial projections were based on assumptions concerning RDOE's capital expenditures, business prospects and other revenue and operating assumptions, including the following:

  •
  Base line model with no significant acquisitions or divestitures;

  •
  Approximately 3% annual sales growth;

  •
  $500,000 less general and administrative costs related to no longer being a public company, in the case of the financial projections provided to Mr. Offutt, Houlihan Lokey and the bank from which RDO Holdings is obtaining the financing in connection with the Offer;

  •
  Other expenses growing more slowly than revenues (therefore, lower selling, general and administrative expense percentage);

  •
  $10 million capital withdrawal (related to repayment of indebtedness used to finance going private transaction), in the case of the financial projections provided to Mr. Offutt, Houlihan Lokey and the bank from which RDO Holdings is obtaining the financing in connection with the Offer;

  •
  Asset turns slightly improving from actual fiscal 2003 levels;

  •
  Somewhat improving gross margins; and

  •
  Increased interest rates, based on an improving economy.

        Projected statements of this type are considered forward looking based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in RDOE's filings with the SEC under the Exchange Act. These uncertainties and contingencies are difficult to predict and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the financial projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer to Purchase only because such information was available to RDO Tender, RDO Holdings, Mr. Offutt, Mr. and Mrs. Scott and Mr. Knoll and were provided to the Special Committee's financial advisor, the bank from which RDO Holdings is obtaining financing in connection with the Offer and Freeman Spogli. The financial projections do not purport to present results of operations in accordance with generally accepted accounting principles. Neither RDO Tender, RDO Holdings, Mr. and Mrs. Scott or Mr. Knoll nor RDOE's independent accountants were involved in the development or have audited, examined, compiled, reviewed or applied any agreed upon procedures to this information and, accordingly, are not associated with and assume no responsibility for the accuracy of this information. Neither RDO Tender, RDO Holdings, Mr. Offutt, Mr. or Mrs. Scott nor Mr. Knoll makes any representation as to the accuracy or validity of the foregoing projections. RDOE does not intend to update, revise or correct such projections if they become inaccurate (even in the short term)."

ITEM 13.    ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3

        Item 9 of Item 13 is hereby amended and supplemented as follows:

  Item 9. Reports, Opinions, Appraisals and Negotiations

          (a)   Report, Opinion or Appraisal. The information contained in "Special Factors—Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

          (b)   Preparer and Summary of the Report, Opinion or Appraisal. The information contained in "Special Factors—Background of the Offer" and "Special Factors—RDOE Financial Projections" of the Offer to Purchase is incorporated herein by reference.

          (c)   Availability of Documents. A copy of the Freeman Spogli materials has been filed as Exhibit 99(c) to this Schedule TO. The Freeman Spogli materials will also be made available for inspection and copying at the principal executive offices of RDOE during its regular business hours by any interested equity security holder of RDOE or representative who has been so designated in writing.

        Item 16 of Item 13 is hereby amended and supplemented as follows:

  Item 16. Exhibits

          (c)   Presentation to Management of RDO Equipment Co. dated September 16, 2002 by Freeman Spogli & Co.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2003	RDO TENDER CO.
	By:	/s/ RONALD D. OFFUTT
	Name:	Ronald D. Offutt
	Title:	President and Chief Executive Officer
Dated: May 14, 2003	RDO HOLDINGS CO.
	By:	/s/ RONALD D. OFFUTT
	Name:	Ronald D. Offutt
	Title:	President and Chief Executive Officer
Dated: May 14, 2003	/s/ RONALD D. OFFUTT Ronald D. Offutt
Dated: May 14, 2003	/s/ BETTY LOU SCOTT Betty Lou Scott
Dated: May 14, 2003	/s/ LARRY SCOTT Larry Scott
Dated: May 14, 2003	/s/ ALLAN F. KNOLL Allan F. Knoll

EXHIBIT INDEX

Exhibit	Description	Method of Filing
99(a)(1)(i)	Offer to Purchase dated April 28, 2003.	Previously filed
99(a)(1)(ii)	Letter of Transmittal.	Previously filed
99(a)(1)(iii)	Notice of Guaranteed Delivery.	Previously filed
99(a)(1)(iv)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Previously filed
99(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Previously filed
99(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.	Previously filed
99(a)(2)	None.	Not applicable
99(a)(3)	None.	Not applicable
99(a)(4)	None.	Not applicable
99(a)(5)(i)
	Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on March 31, 2003 in the Delaware Court of Chancery.	Previously filed
99(a)(5)(ii)
	Answer filed in response to Complaint titled SRZ Trading, LLC v. RDO Equipment Co., Ronald D. Offutt, Christi J. Offutt, Allan F. Knoll, Bradford M. Freeman, Ray A. Goldberg, Paul T. Horn, Norman M. Jones, Edward T. Schafer and James D. Watkins (C.A. No. 20214-NC) filed on April 22, 2003 in the Delaware Court of Chancery.	Previously filed
99(b)(1)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $20,000,000 loan.	Previously filed
99(b)(2)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $20,000,000.	Previously filed
99(b)(3)	Business Loan Agreement dated as of April 24, 2003 between RDO Holdings Co. and State Bank of Fargo in connection with $10,000,000 loan.	Previously filed
99(b)(4)	Promissory Note dated as of April 24, 2003 issued by RDO Holdings Co. payable to State Bank of Fargo in the principal amount of $10,000,000.	Previously filed

99(c)	Presentation to Management of RDO Equipment Co. dated September 16, 2002 by Freeman Spogli & Co.	Filed herewith electronically
99(d)(1)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Allan F. Knoll.	Incorporated by reference to Exhibit 7.1 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(2)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Allan F. Knoll.	Previously filed
99(d)(3)	Stock Option Agreement, dated February 1, 1994, as amended, by and between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.2 contained in Ronald D. Offutt's Schedule 13D filed with the Securities and Exchange Commission on December 18, 2000 (File No. 005-50427)
99(d)(4)	Addendum to Stock Option Agreement, dated November 1, 2002, between Ronald D. Offutt and Paul T. Horn.	Incorporated by reference to Exhibit 7.3 contained in Ronald D. Offutt's Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2002 (File No. 005-50427)
99(d)(5)	Second Amendment to Stock Option Agreement, dated April 23, 2003, between Ronald D. Offutt and Paul T. Horn.	Previously filed
99(d)(6)	Stock Option Agreement dated November 19, 1998 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.4 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)

99(d)(7)	Stock Option Agreement dated June 4, 2002 between RDO Equipment Co. and Ronald D. Offutt.	Incorporated by reference to Exhibit 7.5 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(8)	Proposal letter dated December 16, 2002 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.7 contained in Ronald D. Offutt's Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(9)	Proposal letter dated March 6, 2003 from Ronald D. Offutt to the Special Committee of the Board of Directors of RDO Equipment Co.	Incorporated by reference to Exhibit 7.8 contained in Ronald D. Offutt's Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 18, 2002 (File No. 005-50427)
99(d)(10)	Agreement to Facilitate Offer dated April 23, 2003 among RDO Tender Co., RDO Holdings Co., Ronald D. Offutt, Betty Lou Scott and Larry Scott.	Previously filed
99(d)(11)	Form of Amended and Restated Indemnification Agreement between RDO Equipment Co. and Each of the Directors and Executive Officers of RDO Equipment Co. and Guarantee by Ronald D. Offutt.	Incorporated by reference to Exhibit 10.18 contained in RDO Equipment Co.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2003 (File No. 1-12641)
99(f)	Section 262 of the Delaware General Corporation Law.	Included as Schedule C of the Offer to Purchase previously filed as Exhibit 99(a)(1)(i)
99(g)	None.	Not applicable
99(h)	None.	Not applicable

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  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 12. EXHIBITS
  ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURES
EXHIBIT INDEX